

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

<u>Via Facsimile</u>
Edwin Morrow
Chief Executive Officer
SIGA Resources, Inc.
1002 Ermine Court
South Lake Tahoe, CA 96150

> **Re:** **SIGA Resources, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2010**
> **Filed November 12, 2010**
> **File No. 0-52814**

Dear Mr. Morrow:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Mark C. Shannon -for-

H. Roger Schwall
Assistant Director